

December 5, 2022

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed November 28, 2022**
> **File No. 333-264073**

Dear Kevin Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2022 letter.

Amendment No 11 to Registration Statement on Form S-1

Capitalization, page 42

1. We note the revisions you have made to the capitalization table in response to prior comment 4; however, it appears you have not adjusted Additional paid in capital for the total estimated offering expenses to be incurred but rather only for the amount that was deferred as of September 30, 2022. In addition, you should reduce the Cash and cash equivalents account balance for the estimated offering expenses which were unpaid and not yet reflected in the Deferred offering costs account balance as of September 30, 2022. Please further revise the "as adjusted" column of your capitalization table to address these items.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Hogan, Esq.